EXHIBIT 99.1

PRELIMINARY ANNOUNCEMENT OF RESULTS

IMPERIAL TOBACCO GROUP PLC

PRELIMINARY RESULTS FOR THE 12 MONTHS

ENDED 30 SEPTEMBER 2004

HIGHLIGHTS

*	Strong profit delivery
	*	Adjusted** operating profit of £1,218m — up 7%
	*	Adjusted** pre-tax profit of £1,014m — up 13%
	*	Adjusted** earnings per share of 101.6p — up 13%
	*	Full year dividend of 50.0p — up 19%
	*	High cash conversion of 98%
	*	Operating profit up in all regions

*	UK: Strengthened number one position with cigarette market share up to 44.6% and roll your own tobacco up to 65.6%
	*	Lambert & Butler, the UK’s best-selling cigarette brand at 16.2%
	*	Richmond, the second best-selling cigarette brand at 13.2%
	*	Golden Virginia, the UK’s best-selling roll your own tobacco at 50%, with Drum up at 15.6%

*	Germany: Encouraging profit performance in a challenging market
	*	Share of the total tobacco market at 20.8%
	*	Cigarette share at 18.9% and other tobacco products share at 28.0%
	*	Successful JPS launch

*	Rest of Western Europe: Good progress in a climate of increasing taxation
	*	Cigarette and papers: volumes of Davidoff, West and Rizla all up 6% across the region
	*	Roll your own tobacco: total market size has increased by 6%, with the Group’s leading brands benefiting from downtrading into this sector
	*	Golden Virginia volumes up 3% and Interval up 35%

*	Rest of the World: Positive performances in markets including Asia, the Middle East and Australia
	*	Davidoff volumes doubled in the Middle East and rose 32% in Eastern Europe
	*	Successful launch into the make your own sector in Hungary, with volumes more than doubling and market share growing to 18%

*	Manufacturing: Continued focus on cost reductions and efficiency improvements
	*	Central Europe: factory closures generating annual savings of around £20m from 2005
	*	Turkey: work nearing completion on new factory for the production and distribution of cigarettes in the Turkish market in 2005

*	Well placed to continue the Group’s track record of success

** Operating profit, pre-tax profit and earnings per share are before amortisation and exceptional items

Summarising today’s announcement, Gareth Davis, Chief Executive, said:

 “I am pleased to announce another excellent set of results, driven by good performances across our markets and a continued focus on cost reductions and improved efficiencies.

“Our broad portfolio of brands has performed well, particularly our key international cigarette brand, Davidoff, which has seen volumes grow by 15% in the year. We have also successfully capitalised on consumer downtrading in markets where prices are rising rapidly due to the strength of our profitable portfolio of other tobacco products.

“Looking ahead, we will continue to seek value creating acquisitions and leverage our strong international coverage and well-balanced product and brand portfolio, to generate further organic growth. If we need to tighten the balance sheet over the next year, we intend to buyback shares.

“The business remains in great shape and I believe we can approach the future with confidence. Our desire is to continue to create sustainable profitable growth for our shareholders. We have been very successful to date and remain committed to maintaining this momentum going forward.”

ENQUIRIES
Alex Parsons, Group Media Relations Manager	+44 (0)7967 467 241
John Nelson-Smith, Investor Relations Manager	+44 (0)117 933 7082
Imperial Tobacco Group PLC	+44 (0)117 963 6636

High-resolution photographs are available to the media free of charge at:

www.newscast.co.uk  +44 (0)20 7608 1000

Imperial Tobacco’s 2004 Preliminary Results are available on our website: www.imperial-tobacco.com

FINANCIAL HIGHLIGHTS

	2004			2003
Adjusted operating profit (1)	£1,218m ($2,203m	)	Up7%	£1,135m
Adjusted pre-tax profit (1)	£1,014m ($1,834m	)	Up 13%	£898m
Adjusted profit after tax (1)	£743m ($1,344m	)	Up 13%	£655m
Adjusted earnings per share (1)	101.6p (183.8c	)	Up 13%	90.0p
Dividend per share	50.0p (90.5c	)	Up 19%	42.0p

Turnover	£11,005m ($19,908m	)	Down 4%	£11,412m
Operating profit	£885m ($1,601m	)	—	£881m
Pre-tax profit	£688m ($1,245m	)	Up 5%	£656m
Profit after tax	£450m ($814m	)	Up 6%	£424m
Basic earnings per share	61.4p (111.1c	)	Up 6%	58.1p

Diluted earnings per share	61.2p (110.7c	)	Up 6%	57.9p

(1) Adjusted to exclude the effect of amortisation and exceptional items.  Management believes that reporting results before amortisation and exceptional items (adjusted operating profit, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share) provides a better comparison of underlying business performance for the year.

The exchange rate of US $1.809 to the £1, the pound sterling noon buying rate on 30 September 2004, has been used to translate this statement prepared under UK GAAP.

CHAIRMAN’S AND CHIEF EXECUTIVE’S STATEMENT

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These positive results reflect the progress made throughout the Group during the year. Imperial Tobacco remains a highly cash generative business, with strong earnings growth.

At the heart of everything we do is a desire to create sustainable profitable growth for our shareholders, while ensuring we continue to meet the current and future needs of our consumers.

Our comprehensive portfolio of tobacco products and brands, our geographic diversity and our proactive approach mean we are well placed to capitalise on changes in our external environment as we pursue growth, both organically and through acquisition.

FINANCIAL PERFORMANCE

Our financial performance reflects our operational progress, supported by continuing cost efficiencies, and the effective use of our cash.

Turnover excluding duty in 2004 was £3.0 billion (2003: £3.2 billion), impacted by the sale of two wholesale businesses last year and adverse foreign exchange movements, totalling around £0.2 billion. Adjusting for these factors, turnover was broadly flat, with our focus on profitable volume development compensating for certain market size pressures in the year, particularly in Germany and France.

Adjusted operating profit (before amortisation and exceptional items) increased by 7 per cent to over £1.2 billion.  Reported profit (after amortisation and exceptional items) was flat at £885 million (2003: £881 million).

With a reduction in the interest charge to £204 million (2003: £237 million), adjusted profit on ordinary activities before taxation increased by 13 per cent to over £1 billion. Adjusted earnings per share were up 13 per cent to 101.6 pence, from 90.0 pence in 2003. Basic earnings per share were 61.4 pence (2003: 58.1 pence).

DIVIDEND

The Board recommends a final dividend of 35.0 pence per share bringing the total dividend for 2004 to 50.0 pence, an increase of 19 per cent (2003: 42.0 pence). As we said in our interim report in April, this takes us back to our historical annual dividend payout of around 50 per cent of earnings.

ANOTHER YEAR OF PROGRESS

This financial success is the result of a number of strong performances around the business, and includes some particular highlights.

From a brand perspective Davidoff has performed extremely well, with volumes up 15 per cent year on year with growth in all our key regions. We have also benefited from our strong portfolio in other tobacco products with our brands Golden Virginia, Drum and Rizla.

We have grown our market shares in a number of markets including in Western Europe, Africa, the Middle East and Asia. Longer term investments such as our relationship with strategic alliance partners, the Yuxi Hongta Group in China, are developing well, strengthening our platform for growth.

With EU accession in May, we were able to address some of the over-capacity inherent in our manufacturing operations since the Reemtsma acquisition. We closed our cigarette factories in Slovenia, Slovakia and Hungary and our filter production centre in Hungary. These closures are part of an ongoing review of our manufacturing sites, contributing to the reduction in costs and complexity and improving efficiencies within the enlarged Group.

Outside our manufacturing operations the same rigorous management approach is applied, ensuring effective control of both the costs and capital employed by the Group around the world.

The acquisition of the business and assets of the CTC Tube Company of Canada in May provided an opportunity to strengthen our position in the growing rolling papers and tubes markets. Although this was a small acquisition for Imperial Tobacco, we have been encouraged by the opportunities this business offers.

OUR ENVIRONMENT

Together with other tobacco growers, manufacturers and suppliers we are part of an estimated £229 billion global tobacco industry. We recognise that our industry remains controversial. We are committed to providing consumers with high quality tobacco products, while continuing to seek constructive dialogue with governments and regulatory bodies in pursuit of reasonable and appropriate regulation.

We believe that an outright ban on smoking in public places such as those seen in recent months in Ireland and Norway is a step too far. We welcome the opportunity to find practical, workable solutions as an alternative to regulation in this area.

We believe the risks associated with smoking are well known. We were encouraged by the findings of Courts in both Ireland and Germany, where a number of cases have been dismissed. We will continue to contest all such litigation against the Group.

CORPORATE GOVERNANCE

We strive for the highest possible standards of governance throughout the business and in all our market operations. We broadly welcome initiatives such as those proposed by the UK Government introducing regulations for the Operating and Financial Review.

Providing greater clarity and transparency and improving the quality of our reporting for the benefit of investors was one of the objectives of our first Corporate Responsibility Review, published on our website in December 2003. The Board was pleased with the positive responses received from a wide range of stakeholders. The Review sets out our approach in this area and our objectives for both this year and next, against which we have made considerable progress.

BOARD AND SENIOR MANAGEMENT CHANGES

Richard Hannaford, Company Secretary, retired this year and, on behalf of the Board, we extend our heartfelt thanks for his guidance and wise counsel, and for the contribution he has made to Imperial Tobacco over the last 31 years. He is succeeded by Matthew Phillips, formerly Senior Legal Counsel.

We also welcome David Thursfield, as a Non-Executive Director. He brings significant international expertise from more than 25 years in the automotive industry.

OUTLOOK

Looking ahead, we believe that the Group is well placed to continue its record of success. It is a record of which we are proud, driven by an overriding focus on delivering profitable growth for the benefit of our shareholders. We believe our strategy will continue to deliver excellent results.

Our international coverage and balanced brand portfolio provide us with continuing opportunities for organic growth. We remain committed to further efficiencies, ensuring the business is organised effectively in order to meet current and future market demands. We continue to look for potential acquisition opportunities that deliver value. With improving funding ratios, and should suitable acquisitions not be immediately available, we are actively considering returning surplus funds to our shareholders through a share buyback programme.

Finally, and on behalf of the entire Board, we would like to thank our employees. It is their commitment to delivering results for the benefit of our shareholders that turns our strategy into reality.

Derek Bonham	Gareth Davis
Chairman	Chief Executive

OPERATING AND FINANCIAL REVIEW

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GROUP OPERATING PERFORMANCE

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In 2004, adjusted operating profit (before amortisation and exceptional items) grew by 7 per cent to £1,218 million, the result of our focus on profitable volume development combined with further cost efficiencies from our operations and support structures. Reported operating profit (after amortisation and exceptional items) was broadly flat at £885 million.

This profit was achieved despite considerable volume pressures during the year, both related to duty driven market declines and to a number of operational changes around the business. These included the move to local manufacture in Nigeria, trade stock adjustments in Russia and the discontinuation of some distribution and manufacturing arrangements.

Reported turnover excluding duty decreased by 5 per cent to £3,032 million, impacted by the disposal of the Caritas and Tobaccomat wholesale businesses at the end of last year and adverse foreign exchange movements. Adjusting for these factors, turnover was broadly flat year on year with volume reductions offset by the improving profitability of our broad product portfolio.

REGIONAL PERFORMANCE HIGHLIGHTS

	Turnover ex duty 2004	Turnover ex duty 2003	Operating profit 2004	Operating profit 2003
	£m	£m	£m	£m
UK	793	760	454	406
Germany	590	645	237	228
Rest of Western Europe	634	652	329	307

Rest of the World	1,015	1,143	198	194
Total as adjusted (1)	3,032	3,200	1,218	1,135
Amortisation			(204)	(203)
Exceptional items			(129)	(51)
Total as reported			885	881

(1) Results before amortisation and exceptional items.

Our focus on profitability is evident in the excellent margin development of the business with adjusted Group operating margins now over 40 per cent, driven by improvements across all our regions.

In the UK, turnover was up by 4 per cent to £793 million, with operating profit up by 12 per cent to £454 million. This performance reflects the excellent growth in our market share and a relatively stable duty-paid market. Our profit also benefited from a reduced cost base and manufacturer’s price increases.

In Germany, it has been a challenging year but, while turnover decreased to £590 million, our operating profit rose by 4 per cent to £237 million. Successive duty increases have caused a sharp decline in cigarette market volumes over the past year, compounded by trade stock adjustments. Despite this, we have improved our profitability with a price increase in March, supported by cost efficiencies and growth in other tobacco products.

In the Rest of Western Europe, our turnover fell by 3 per cent mainly impacted by the cessation of third party distribution arrangements in Belgium.  Our operating profit increased year on year by 7 per cent, reflecting some strong domestic performances partly offset by reductions in the travel retail business. Despite a number of duty driven market pressures, our cigarette shares grew in a number of markets and our strength in the profitable other tobacco products segment underpinned our profit delivery.

In the Rest of the World, reported results were adversely affected by the disposal of two wholesale businesses at the end of last year and exchange movements of £15 million. Adjusting for these factors turnover increased by 2 per cent and operating profit by 12 per cent. This reflects our focus on profitable volume development and increasing investments in China and Turkey.

INTEREST

The interest charge for the year has reduced to £204 million (2003: £237 million), mainly as a result of higher levels of floating rate debt and lower euro interest rates. The all-in cost of debt for 2004 was 5.6 per cent (2003: 6.1 per cent); excluding fees, the cost of core debt was 5.2 per cent (2003: 5.6 per cent). Interest cover before amortisation and exceptional items was 6.0 times (2003: 4.8 times).

PROFIT BEFORE TAX

Group adjusted profit before tax increased by 13 per cent to £1,014 million. Reported profit before tax was £688 million (2003: £656 million).

EXCEPTIONAL ITEMS

Reported profit before tax was impacted by exceptional items; exceptional costs of £129 million and profit on the sale of fixed assets of £7 million. The exceptional cost mainly related to the closure of factories in Central Europe and a number of operational restructurings. In addition, it includes the costs relating to the agreed renegotiation of the Formula One contract due to legislative constraints, effective during the second half of 2005.  The sale of fixed assets includes the disposal of properties in the UK, Germany and the Ukraine, with total associated cash proceeds of £55 million.

ACQUISITIONS

In May, we acquired the business and assets of a Canadian based tube company, the CTC Tube Company of Canada, for a non-material sum. The results of the business have had a minimal impact on the Group’s performance this year.

The total amortisation charge for the year was £204 million (2003: £203 million).

TAXATION

The tax charge for the year was £238 million, representing an effective tax rate of 26.9 per cent (2003: 27.1 per cent) on profit before amortisation. The tax rate on reported profit before tax was 34.6 per cent. The Group benefited from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to continue.

EARNINGS AND DIVIDENDS

Our operational performance, combined with effective cash and tax management, has delivered a 13 per cent increase in adjusted earnings per share to 101.6 pence (2003: 90.0 pence); basic earnings per share were 61.4 pence (2003: 58.1 pence). We have proposed a final dividend for the year of 35.0 pence per share, such that the total dividend for the year is 50.0 pence, an increase of 19 per cent. This increase is ahead of the earnings growth as we have rebuilt to our historical annual payout ratio of around 50 per cent of earnings.

Our track record shows the consistency of our earnings and dividend growth, with compound annual growth of 17 per cent since 2000.

FINANCING AND LIQUIDITY

During the year we bought the remaining 9.99 per cent minority interests in Reemtsma. These minority arrangements were such that we consolidated 100 per cent of Reemtsma from May 2002, with the remaining minority share already included in net debt as deferred consideration of £418 million. As such the effect of the buyout was to replace the guarantees that were in issue with bank borrowings. Apart from this buyout, there have been no other significant changes in our financing arrangements.

At the year end, net debt was £3.6 billion (2003: £4.1 billion) of which 18.9 per cent was denominated in sterling, 80.1 per cent in euros and 1.0 per cent in other currencies. Interest rate derivatives have been used to fix 60.2 per cent of gross debt (2003: 76.7 per cent) at the year end.

CASH FLOW AND BUYBACKS

Our strong record of cash generation continued in 2004 with operating cash flow of £1,241 million, ahead of our adjusted operating profit, benefiting from £79 million improvement in working capital this year. Operating cash flow after net capital expenditure represented 98 per cent of adjusted operating profit, adding to our conversion record averaging 86 per cent over the five years to September 2004.

Gross capital expenditure was £103 million (2003: £82 million), reflecting a maintenance level of capital expenditure plus investment in our Turkish factory.

We have a range of options for utilising our balance sheet strength which include another significant acquisition, bolt-on acquisitions and share buybacks.  While we continue to pursue value enhancing acquisitions in addition to investing in organic growth we will, if necessary, initiate share buybacks to maintain an efficient capital structure to enhance returns to shareholders.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The first year of implementation of IFRS for Imperial Tobacco will be the year ending September 2006. We set up an internal project in 2003 to prepare for the transition, which has made significant progress in the last year. Although there is still some uncertainty as to the final Standards that will be applicable on transition, we believe we are well placed to comply with the Reporting Standards.

UNITED KINGDOM

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We delivered an excellent performance with our market share growing in both the cigarette and roll your own tobacco sectors to 44.6 per cent and 65.6 per cent respectively, reinforcing our leadership position. Operating profit in the year was up by 12 per cent to £454 million (2003: £406 million), reflecting our growing market shares, relatively stable duty paid cigarette volumes, the benefits of manufacturer’s price increases and cost efficiencies.

  MARKET DYNAMICS

It is encouraging that the market remained relatively stable this year and we estimate a total market size of 53 billion cigarettes (2003: 54 billion). As consumers have continued to search for greater value, the highly competitive ultra low price cigarette sector has grown, now accounting for 37 per cent of the total UK cigarette market. In addition, we estimate the roll your own tobacco market was up to 2,900 tonnes (2003: 2,800 tonnes).

  OUR PERFORMANCE

In the first full year of the advertising restrictions in the UK, our market shares benefited from the brand equity inherent in our portfolio. The number one and number two cigarette brands, Lambert & Butler and Richmond, performed well with market shares of 16.2 per cent and 13.2 per cent respectively (2003: 16.2 per cent and 11.5 per cent). In addition, we delivered a robust performance in a declining premium segment with Regal and Embassy.

We have further extended our market leadership within other tobacco products and rolling papers with a strong performance in roll your own tobacco from Golden Virginia, and the growth of the premium rolling paper Rizla Silver following a successful launch last October.

Our trade marketing capabilities continue to improve brand availability and point of sale visibility, despite reduced opportunities to communicate with our consumers. Our exceptional sales force has continued to support our customers, especially in helping them to manage the impacts of new regulation. We were proud to have this recognised when, for the second consecutive year, we were awarded ‘Supplier of the Year’ by retailers from the convenience sector.

  OUTLOOK

The UK continues to be the largest profit centre for the Group.  In the context of a stable market and continuing downtrading, our strong brand equity across the product portfolio leaves us well placed for improving levels of profit delivery.

GERMANY

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We remained focused on the profitable development of this market. Successive tax increases over the past few years have resulted in a decline in the total market, including other tobacco products. In 2004, we estimate that the market was down by 7 per cent to 150 billion cigarette equivalents (2003: 162 billion). Within this, the total cigarette market was down to 119 billion cigarettes, with other tobacco products up by 29 per cent to 31 billion cigarette equivalents (2003: 24 billion cigarette equivalents).

In the context of these challenging market conditions, operating profit increased to £237 million (2003: £228 million). This was due to continued growth in other tobacco products, together with margin improvements stemming from a manufacturer’s price increase and cost savings. We have been quick to respond to the significant developments in Germany, realigning our business to meet market conditions.

  MARKET DYNAMICS

Duty increases have widened the price differentials with nearby countries encouraging further cross-border trade. This has also driven consumer downtrading, both within cigarette and to other tobacco products. Make your own products, including the profitable singles segment, have experienced strong growth, with singles more than doubling in volume although in an increasingly competitive environment.

  OUR PERFORMANCE

Our overall branded share of the total market including other tobacco products was 20.8 per cent (2003: 21.4 per cent). Reflecting the market dynamics, our overall cigarette share decreased slightly to 18.9 per cent (2003: 19.6 per cent). Despite a 32 per cent increase in our singles volumes to 5.0 billion (2003: 3.8 billion), our overall market share of other tobacco products declined to 28.0 per cent (2003: 31.2 per cent) due to increased competition.

In April, we implemented a pricing strategy that assisted in creating a new price segment in Germany through the national launch of JPS Red and subsequently JPS Silver and JPS Blue. Market shares of the JPS brand family have shown encouraging trends, capturing 2 per cent of the total tobacco market in September. This supported the growth of our cigarette share to 19.6 per cent by the end of the year.

Market share of the West brand franchise, including both cigarettes and other tobacco products, was broadly held at just under 11 per cent. In the premium segment, we have been encouraged by the performance of Davidoff, which held its market share at 1.1 per cent.

  OUTLOOK

The market remains challenging with further tax increases planned for December 2004 and September 2005. We are pleased with the successful steps we have taken to improve our profitability and we will build on these, further capitalising on our broad cigarette portfolio together with a further price increase in December. Our market leadership in the growing other tobacco products category and our ability to remain flexible and adaptable to changing market conditions, should support the profitable development of the German market.

REST OF WESTERN EUROPE

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We delivered a strong performance throughout the Rest of Western Europe region, with increased cigarette shares in many markets. Operating profit was up to £329 million (2003: £307 million) reflecting this positive cigarette performance and our strength in other tobacco products together with margin improvements.

  REGIONAL DYNAMICS

Successive tax increases across the region, particularly in France, have led to an overall decrease in cigarette volumes. We have benefited as prices have risen and consumers have migrated to other tobacco products and downtraded within the cigarette sector. Duty increases have also provided opportunities for manufacturer’s price increases.

  OUR PERFORMANCE

The Imperial Tobacco business in this region is well balanced, with relatively modest but growing cigarette market shares and a strong other tobacco products presence.

In France, roll your own tobacco volumes increased by 15 per cent, with Interval, the market leader, up to 14.9 per cent market share (2003: 13.5 per cent). In cigarette, despite overall market volume declines, we have broadly held market share at 3.5 per cent (2003: 3.4 per cent), and have extended the JPS brand franchise with the introduction of a make your own product.

Since we repositioned West at a favourable price point in The Netherlands in February, market share has doubled. This, combined with the performance of Davidoff, has brought our cigarette share to 3.3 per cent (2003: 2.7 per cent). Our roll your own tobacco market share has decreased to 54.3 per cent (2003: 57.5 per cent), impacted by the growth in the value end of the roll your own tobacco market.

In Ireland, our cigarette share has been holding up well at 24.8 per cent (2003: 24.9 per cent), excluding brands distributed for third parties. Growth in Superkings has supported a stable JP Blue brand family, despite a decline in overall market volumes mainly as a result of successive substantial duty increases.

In Southern Europe, our cigarette market share in Spain was up to 4.5 per cent (2003: 4.2 per cent) and Davidoff has performed well in both Italy and Greece. We have also grown roll your own tobacco volumes by 17 per cent in these markets, specifically with Golden Virginia.

Our strong infrastructure has ensured brand availability for consumers travelling within the European Union. We have delivered a positive performance in our Southern Europe travel retail business, including Malta and Cyprus since their accession to the European Union. Given recent tax increases in France, we have seen consumers move away from purchasing tobacco products on cross-channel ferries and Eurotunnel.

  OUTLOOK

We remain confident of our continued organic growth potential in the Rest of Western Europe. Our balanced brand portfolio provides opportunities both in cigarette and other tobacco products, supported by our ongoing investment in trade marketing.

REST OF THE WORLD

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This geographically diverse region accounts for over half of total Group volumes. Improving profitability remained a focus, supporting growth in regional operating profit to £198 million (2003: £194 million). This was due to margin improvements and good performances in markets within Asia, Australasia, Africa, the Middle East and our Duty Free business. The results in this region were also impacted by volume pressures in parts of Central and Eastern Europe and adverse foreign exchange movements.

  REGIONAL DYNAMICS

The broad spread of markets across this region offers good potential for both organic growth and improved profitability, particularly in markets where we have strong positions such as Taiwan, the Ukraine, Australia, Poland, Russia and in Duty Free. Our investments are focused on sustainable growth opportunities such as China and Turkey, enhancing our potential. Davidoff has grown significantly in the past year up by 22 per cent within this region, demonstrating its broad international appeal.

  OUR PERFORMANCE

In Asia, cigarette market share in Taiwan remains at over 11 per cent with excellent progress from Boss, complemented by our core Davidoff market share. In China, we have undertaken a number of initiatives with the Yuxi Hongta Group including further co-operation to develop the West brand in the key cities of Kunming and Shanghai. In Vietnam, Bastos market share was up to 8.9 per cent (2003: 8.6 per cent) in a growing market, and the redevelopment of the factory in Laos will improve our quality and provides opportunities to increase volumes in this market.

Our cigarette share was held in Australia at just under 18 per cent, mainly due to Superkings, Peter Stuyvesant and Horizon. Market share in roll your own tobacco was up at 64.1 per cent (2003: 62.4 per cent), driven by Champion.

Positive growth trends in Africa and the Middle East have continued with some further recovery in the Ivory Coast in 2004. Davidoff has led volume developments in the Middle East and further brand investment is opening up additional markets.

In Central and Eastern Europe, we have been managing European Union accession and focusing on profitable sales volume, whilst restructuring the business to match current market conditions.

In Poland, our cigarette share was 17.3 per cent (2003: 19.3 per cent), adversely impacted by our decision not to absorb recent tax increases. Against a background of tax driven market size reductions, we remain focused on profitability in Poland and in other Central European markets including Slovenia, Slovakia and Hungary. A robust volume and share performance in the higher margin business of the Czech Republic has been encouraging, as has our growth in the make your own sector in Hungary.

In Russia, the performance of our cigarette brands in the premium categories increased overall market share to 5.2 per cent (2003: 4.9 per cent), but overall volumes were down due to trade stock adjustments and the performance of certain brands in the low price category. We were pleased with volume growth from Boss White, Davidoff and R1 in the Ukraine, despite a reduction in some of our lower margin brands.

In our Duty Free business, Asian markets have rebounded strongly following the impact of SARS last year. We saw better than expected volumes in accession states ahead of European Union enlargement and encouraging growth in duty free in Turkey and the Middle East led by Davidoff.

The acquisition of the business and assets of CTC Tube Company of Canada added to our position as world leader in the rolling papers and tubes market.

  OUTLOOK

By its nature, this region is more volatile than others in which we operate but the balance of our business leaves us well positioned. We continue to focus on profitable volume growth, supported by selective investments. This region offers attractive growth opportunities both in terms of volume and profit.

MANUFACTURING AND SUPPLY CHAIN

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In 2004, we have continued to deliver considerable improvement across our manufacturing base. With a flexible approach, we have effectively managed the impact of volume reductions in certain markets and have also made progress in addressing the current levels of over-capacity within the enlarged European Union.

Productivity was up by 6 per cent in 2004, a strong performance given the volume reductions, and reached 11 per cent in the second half including the effect of the factory closures. Progress was made with unit cost reductions across all our major product groups, most notably in other tobacco products which showed a reduction of 7 per cent on 2003.

A major initiative of the year was the rationalisation of our manufacturing base within Europe, with the closure of our cigarette operations in Slovakia, Slovenia and Hungary and our filter production centre in Hungary. This was undertaken without any adverse impact on our operations. Surplus machinery from these sites is being transferred and will deliver further improvements in efficiency and quality around the Group.

Progress was also made in standardising our products, processes and systems. Stockkeeping units reduced by 14 per cent and a Group wide systematic approach for evaluating the introduction of new brands and line extensions has been implemented. Blends were reduced by 14 per cent, complemented by continuing reductions in the number of ingredients used.

The ‘lead factory’ structure introduced in Europe during the year has not only reduced duplication of activities but also extended ‘best practice’ manufacturing skills and experiences around the Group. In support of our global standards in quality and health and safety, ISO accreditation was achieved across 9 additional factories in the year.

We continued to invest in a number of manufacturing locations including those in the UK, Germany and Laos. The construction of our Turkish factory is progressing well with work due to be completed in January.

During the year we have improved supply chain processes, with reductions in the levels of both finished product and leaf stock. In the area of finished products we have focused attention on the optimisation of our distribution network, allowing us to reduce minimum stockholdings.

  OUTLOOK

As ever, we strive for continual improvements across all our manufacturing operations by maintaining our focus on costs, improving productivity, and reducing over-capacity within the Group where necessary.

OPERATING ENVIRONMENT

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During the year we have sought constructive dialogue with regulatory bodies and governments at both national and international levels to find practical, workable solutions to the regulation of tobacco products.

  SMOKING IN PUBLIC PLACES

The debate on whether to ban smoking in public places has intensified in many countries. We do not believe that scientific studies show tobacco smoke to be a cause of disease in non-smokers. In our opinion, the population studies which have led to claims of any health risk are subject to methodological flaws, and at most indicate a very small risk. As a result we believe that bans are disproportionate.

We believe that the needs of both smokers and non-smokers can be accommodated through common sense and courtesy, and by introducing practical solutions such as well-ventilated smoking and non-smoking areas in offices, restaurants and other public places. We believe that voluntary measures remain the most effective way forward. For example, this approach in the UK has led to some 90 per cent of workplaces and two thirds of pubs introducing smoking policies.

In Ireland, a ban on smoking in the workplace took effect on 29 March 2004. As reported in our September trading statement, while volumes in Ireland have declined it is too early to assess the impact of the smoking ban, due to the high excise increases in December 2003. A full year’s experience of the ban will be required in order to give an accurate assessment.

  FRAMEWORK CONVENTION FOR TOBACCO CONTROL

Introduced in May 2003, the World Health Organisation’s (WHO) Framework Convention on Tobacco Control is the first global tobacco treaty that requires parties to regulate a number of areas including tobacco advertising, labelling, product testing and submission of ingredient information as well as product traceability and liability. The treaty also addresses tobacco taxation and calls for strengthened legislation to clamp down on tobacco smuggling.

The process of ratification of the Convention continues, and in September, the WHO issued a statement saying it was optimistic that the required 40 ratifications would be achieved by the end of 2004.

We agree with the need for strong measures to tackle illegal trade and to prevent youth smoking, but we believe many areas covered by the Convention are more appropriately left to national authorities.

Although there are many regulatory requirements that we must meet by law, we have been proactive in voluntarily adopting standards. For example we publish information on the ingredients used in our cigarettes on our website and we have implemented an ‘International Standard for the Marketing of Tobacco Products’, highlighting our existing high standards for self-regulation of advertising and marketing practises.

  EUROPEAN UNION TOBACCO PRODUCT DIRECTIVE (EUTPD)

With the enlargement of the European Union in May, the European Union Directive on the manufacture, presentation and sale of tobacco products (EUTPD) has been transposed into national regulations for the extended European Union, with the exception of Estonia where we await final legislation. Our previous experience of managing these requirements has ensured a smooth implementation.

The EUTPD requirement to submit ingredient information to national governments is now implemented in all Member States. The Dutch Government rejected the format in which the ingredients of our Dutch tobacco products were submitted, requiring the submission of complete product formulae. While we are willing to provide details of ingredients, we are not prepared to submit our trade secrets if adequate provisions are not in place to safeguard disclosure to counterfeiters or competitors. As a result, the tobacco industry began legal proceedings in September 2003. An initial oral hearing is due in early 2005. The Belgian Government requires a similar level of disclosure and is awaiting the outcome of these proceedings in The Netherlands.

As a result of the Directive, larger health warnings on the front and back of packs are now in place across the European Union. Furthermore, product descriptors such as ‘light’ or ‘mild’ have been removed. A number of new European Union Member States have been granted transition periods for some of the EUTPD provisions.

The European Union Council Recommendation which encourages action on advertising, public smoking and youth smoking prevention was adopted in late 2002 to supplement the EUTPD. Whilst not legally binding, it does set out the approach expected from Member States, a number of which have started implementing some of the measures. During the year, Portuguese and French governments have banned packs containing less than 19 and 20 cigarettes respectively. The German Parliament approved a ban on packs with fewer than 17 cigarettes.

  PICTORIAL HEALTH WARNINGS

Following the 2003 European Union Decision regarding the use of pictorial health warnings, the European Commission published a provisional picture library in October 2004. The use of pictorial health warnings is a Recommendation only and will not be mandatory for European Union Member States.

In June, the Australian Government decided to introduce pictorial health warnings occupying 30 per cent of the front and 90 per cent of the back of cigarette packs from 2006. The same regulations will require the removal of tar, nicotine and CO yield statements from packs, to be replaced by ‘relevant information on the toxic hazards of tobacco smoke’.

We do not believe that pictorial health warnings are necessary, but will comply with all legislation that requires our products to display them. We are not aware of any evidence to suggest that pictorial health warnings per se have had an impact on consumers’ smoking habits in countries where these have already been introduced, such as Canada and Brazil.

  ADVERTISING RESTRICTIONS

In March 2004 the Irish Government passed the Public Health Tobacco Act, which bans product display and in-store advertising while also conferring major search and seize powers on the Office of Tobacco Control. The Act is currently being challenged by the industry in the courts and we expect the case to be heard in early 2005.

In the UK, a joint action has been undertaken by a group of tobacco companies including Imperial Tobacco against the planned introduction of regulations that restrict advertising at point of sale.  The judgment was delivered on 5 November 2004 and the regulations were upheld.  Subject to any appeal, the regulations are due to come into force on 21 December 2004.

  TAXATION

A number of significant tax increases took place during the year across Western Europe, most notably in Germany and France and in EU accession countries. We remain concerned that continued tax increases will fuel levels of both illegal cross-border trade and counterfeiting.

We are totally opposed to smuggling and are committed to working with governments and excise authorities to tackle smuggling and counterfeiting activities.

In the UK, following the signing of our successful Memorandum of Understanding with HM Customs and Excise last year, seizures of genuine Imperial Tobacco cigarettes have continued to fall, down by 75 per cent in the year to June 2004. This successful approach has been replicated elsewhere as four further co-operation agreements were signed with other European customs authorities. We are committed to developing further similar agreements elsewhere.

  TOBACCO RELATED LITIGATION

In Scotland, we are awaiting judgment in the case of McTear v. Imperial Tobacco Limited. The trial started on 7 October 2003 and ended on 20 February 2004. Eleven other cases, in which individual claimants are seeking damages for alleged smoking-related health effects are inactive.

In Germany, an individual claim against Imperial Tobacco was rejected on 14 November 2003 as being without merit. The claimant’s subsequent appeal was dismissed on 14 July 2004.

In the Republic of Ireland, the number of claims against Imperial Tobacco has fallen from 307 in 1997, to 29; 278 cases have been dismissed, discontinued or are not proceeding. No case has gone beyond service of a statement of claim and notice of particulars, and defences have not been served in any case.

In The Netherlands, Imperial Tobacco and other tobacco companies received claim letters on behalf of 44 individuals, although 15 of those individuals have now withdrawn. Testimony has been taken from a majority of the claimants at preliminary hearings but no actual proceedings have been commenced against Imperial Tobacco or any other tobacco company.

In Poland, an individual claimant has served proceedings on Imperial Tobacco. There have been several preliminary hearings with further hearings anticipated during 2005.

In Australia, an individual claimant has served proceedings on seven tobacco companies including

Imperial Tobacco. A statement of claim has been served.

To date, no judgment has been entered against Imperial Tobacco and no action has been settled in favour of a claimant in any tobacco-related litigation involving Imperial Tobacco or any of its subsidiaries. Imperial Tobacco has been advised by its lawyers that it has meritorious defences to the legal proceedings in which individuals are seeking damages for alleged smoking-related health effects and to threatened actions of a similar nature. We will continue to contest all speculative litigation against the Group.

FINANCIAL STATEMENTS

------------------------------------

The figures and financial information for the year ended 30 September 2004 do not constitute the statutory financial statements for that year.  Those financial statements have not yet been delivered to the Registrar, nor have the Auditors yet reported on them.  The accounting policies that have been adopted are consistent with those stated in the Annual Report and Accounts for the period ended 30 September 2003 except for changes in accounting policy and presentation following the adoption of UITF Abstract 17 (Revised 2003) “Employee Share Schemes” and UITF Abstract 38 “Accounting for ESOP Trusts” as issued by the Accounting Standards Board (ASB).

The impact has been that shares held by the Employee and Executive Benefit Trusts, previously shown in the balance sheet as fixed asset investments, are now required to be shown as a deduction from shareholders’ funds.  The cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted.  The charge is accrued over the vesting period of the shares.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	2004	2003
	£m	£m
Turnover	11,005	11,412
Duty in turnover	(7,973)	(8,212)
Costs and overheads less other income	(2,147)	(2,319)
Operating profit	885	881

Group operating profit before amortisation and exceptional items
	1,218	1,135
Amortisation	(204)	(203)
Exceptional items	(129)	(51)
Profit on disposal of fixed assets	7	12
Profit on ordinary activities before interest and taxation	892	893
Interest and other finance charges	(204)	(237)

Profit on ordinary activities before taxation	688	656
Taxation	(238)	(232)
Profit on ordinary activities after taxation	450	424
Equity minority interests	(5)	(3)
Profit attributable to shareholders	445	421
Dividends	(362)	(304)
Retained profit for the year	83	117

Earnings per ordinary share
Basic	61.4p	58.1p
Adjusted (before amortisation and exceptional items)	101.6p	90.0p
Diluted	61.2p	57.9p

Dividends per ordinary share
Interim	15.0p	12.0p
Proposed final	35.0p	30.0p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

SEGMENTAL INFORMATION

	2004	2003
	£m	£m
Turnover
By destination
UK	4,776	4,568

Germany	2,478	2,765
Rest of Western Europe	1,556	1,635
Rest of the World	2,195	2,444
International	6,229	6,844
	11,005	11,412
Operating profit
By destination
UK	454	406

Germany	237	228
Rest of Western Europe	329	307
Rest of the World	198	194
International	764	729
Trading operations	1,218	1,135
Amortisation	(204)	(203)
Exceptional items	(129)	(51)
	885	881

EARNINGS PER SHARE

	2004	2003
Earnings per share
Basic	61.4p	58.1p
Adjustment for amortisation and exceptional items	40.2p	31.9p
Adjusted	101.6p	90.0p
Diluted	61.2p	57.9p

	2004	2003
	£m	£m
Earnings
Basic	445	421
Adjustment for amortisation and exceptional items	291	231
Adjusted	736	652

Adjusted earnings per share are calculated before tax-effected exceptional items of £89m (2003: £28m), tax-effected amortisation of intangibles of £6m (2003: nil) and goodwill amortisation of £196m (2003: £203m), since the Directors consider that this provides a better comparison of underlying business performance.

There would be no significant dilution of earnings if the outstanding share options were exercised.

	2004	2003
	Number	Number
Weighted average number of shares outstanding during the year
Basic	724,263,415	724,328,162
Effect of share options	3,328,630	3,225,153
Diluted	727,592,045	727,553,315

SUMMARY STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	2004	2003
	£m	£m
Profit attributable to shareholders	445	421
Exchange movements on retranslation of net investments and related borrowings	(31)	101
Taxation credit on borrowings hedging overseas equity investments	-	33
Total recognised gains for the year	414	555

SUMMARY CONSOLIDATED BALANCE SHEET

AT 30 SEPTEMBER 2004

	2004	Restated for UITF 17 and UITF 38* 2003
	£m	£m
Fixed assets
Intangible assets	3,547	3,807
Tangible assets	651	714
Investments	7	7
	4,205	4,528

Current assets
Stocks	864	1,009
Debtors	1,021	1,002
Investments	77	68
Cash	262	321
	2,224	2,400
Creditors: amounts falling due within one year	(2,556)	(2,875)
Net current liabilities	(332)	(475)
Total assets less current liabilities	3,873	4,053

Creditors: amounts falling due after
more than one year	(3,267)	(3,485)
Provisions for liabilities and charges	(470)	(509)
Net assets	136	59

Capital and reserves
Called up share capital	73	73
Share premium account	964	964
Profit and loss account	(919)	(997)
Equity shareholders’ funds	118	40
Equity minority interests	18	19
	136	59

*The impact of the restatement was to reduce fixed asset investments by £36m and increase the deficit in the profit and loss account reserve by a corresponding amount and has no material effect on the Group profit after tax in either year.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	2004	Restated for UITF 17 and UITF 38 2003
	£m	£m
Profit attributable to shareholders	445	421
Dividends	(362)	(304)
Retained profit for the year	83	117
Credit/(debit) in respect of employee share schemes	9	(17)
Exchange movements on goodwill previously written off	17	(83)
Other net exchange movements	(31)	101
Taxation credit on borrowings hedging overseas equity investments	-	33
Net addition to shareholders’ funds	78	151

Opening shareholders’ funds (originally £76m and £(92m) before prior year adjustments of £(36)m and £(19)m	40	(111)
Closing shareholders’ funds	118	40

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	2004	Restated for UITF 17 and UITF 38** 2003
	£m	£m
Net cash inflow from operating activities	1,241	802
Returns on investments and servicing of finance	(212)	(237)
Taxation	(236)	(154)
Capital expenditure and financial investment	(48)	(59)

Acquisitions
Payments to acquire businesses	(27)	(2)
Deferred consideration in respect of prior year acquisitions	(420)	(47)
Net cash outflow from acquisitions	(447)	(49)
Equity dividends paid	(326)	(254)
Net cash (outflow)/inflow before management of liquid resources and financing	(28)	49
Management of liquid resources	(8)	58

Financing
Net purchase of shares by Employee Share Ownership Trusts	-	(40)
Decrease in borrowings	(19)	(86)
Decrease in cash in the year	(55)	(19)

**The impact of the restatement has been to reflect the reallocation of the cash payments relating to the purchase of shares from “Capital expenditure and financial investment” to “Financing”.

RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW

FROM OPERATING ACTIVITIES

	2004	2003
	£m	£m
Operating profit	885	881
Depreciation and amortisation	310	286
Decrease in provisions for liabilities and charges	(33)	(69)

Decrease in stocks	121	62
Increase in debtors	(18)	(233)
Decrease in creditors	(24)	(125)
Working capital cash inflow/(outflow)	79	(296)
Net cash inflow from operating activities	1,241	802

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2004	2003
	£m	£m
Decrease in cash in the year	(55)	(19)
Cash outflow from decrease in debt	19	86
Cash outflow/(inflow) from increase/(decrease) in liquid resources	8	(58)
Change in net debt resulting from cash flows	(28)	9
Currency and other movements	90	(382)
Deferred consideration	418	-
Movement in net debt in the year	480	(373)
Opening net debt	(4,068)	(3,695)
Closing net debt	(3,588)	(4,068)

ANALYSIS OF NET DEBT

	Cash	Current asset investments	Loans due within one year	Loans due after one year	Deferred consideration	Total
	£m	£m	£m	£m	£m	£m
As at 30 September 2003	321	68	(605)	(3,427)	(425)	(4,068)
Cash flow	(55)	8	(146)	165	-	(28)
Exchange movements	(4)	1	32	54	7	90
Deferred consideration	-	-	-	-	418	418
As at 30 September 2004	262	77	(719)	(3,208)	-	(3,588)

The deferred consideration paid during the year relates to the purchase of the final 9.99% of Reemtsma for £418m (euro 607m).  The minority arrangements were such that the deferred consideration had been reflected in net debt from acquisition in May 2002 and therefore the effect of the payment was to replace the deferred consideration with bank borrowings.

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”).  Such principles differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”).  A summary of principal differences and additional disclosures applicable to the Group is set out below.

	Explanation Reference		2004	2003
			£m	£m
Profit attributable to shareholders under UK GAAP	445		421
US GAAP adjustments:
Pensions	(i	)	3	2
Amortisation of goodwill	(ii	)	196	194
Amortisation of brands/trade marks/licences	(ii	)	(99)	(102)
Deferred taxation	(iii	)	57	57
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(50)	(82)
Employee share schemes (charge)/credit to the profit and loss account	(vi	)	(9)	6
Net income under US GAAP			543	496

	Explanation Reference		2004	2003
Amounts in accordance with US GAAP
Basic net income per ordinary share	(vii	)	75.0p	68.5p
Basic net income per ADS	(vii	)	150.0p	137.0p
Diluted net income per ordinary share	(vii	)	74.6p	68.2p
Diluted net income per ADS	(vii	)	149.2p	136.4p

	Explanation Reference		2004	Restated for UITF 17 and UITF 38 2003
			£m	£m
Equity shareholders’ funds under UK GAAP			118	76
Prior year adjustments			-	(36)
Equity shareholders’ funds under UK GAAP as restated			118	40
US GAAP adjustments:
Pensions	(i	)	343	345
Goodwill, less accumulated amortisation of £(386)m (2003: £(190)m)	(ii	)	(839)	(1,060)
Brands/trade marks/licences, less accumulated amortisation of £261m (2003: £162m)	(ii	)	2,762	2,921
Deferred taxation	(iii	)	(932)	(1,008)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(37)	13
Proposed dividend	(v	)	253	217
Employee share schemes	(vi	)	(9)	(1)
Shareholders’ funds under US GAAP			1,659	1,467

(i)  Pensions

Under UK GAAP, pension costs are accounted for under the rules set out in Statement of Standard Accounting Practice No. 24 (SSAP 24).  Its objectives and principles are broadly in line with those set out in the US accounting standard for pensions, Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” (SFAS 87).  However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

In accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognised in the balance sheet for the UK and Irish pension schemes.  A pension liability and related pension expense is recognised for the German unfunded pension schemes.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87.  Under SFAS 87, a pension asset representing the excess of Imperial Tobacco Pension Fund assets over benefit obligations has been recognised in the balance sheet.

(ii)  Business combinations

Both UK and US GAAP require the purchase consideration relating to a business combination to be allocated to the net assets acquired at their fair value on the date of acquisition.

  Intangible assets

Under UK GAAP fair values are assigned to identifiable intangible assets only if the identifiable intangibles are capable of being disposed of or settled separately, without disposing of a business of the entity.

Under US GAAP, identifiable assets are separately valued and amortised over their useful lives.  The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights, which are being amortised over a period between 25 to 30 years.

  Goodwill amortisation

Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over their usual life, not exceeding a period of 20 years.  Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

The Company adopted SFAS 142, “Goodwill and Other Intangible Assets” with effect from 1 July 2001 and accordingly goodwill arising on acquisitions after this date are not amortised.  For purchase transactions prior to 1 July 2001, goodwill was capitalised and amortised over its useful life.  From 29 September 2002, in accordance with SFAS 142, the Company no longer amortises goodwill but rather tests such assets for impairment on an annual basis or where there is an indicator of impairment.

The Company completed an annual impairment review under SFAS 142 at 30 September 2004 and no impairment of goodwill was indicated.

(iii)  Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences.  Deferred tax assets are recognised where their recovery is considered more likely than not.

US GAAP requires deferred taxation to be provided in full, using the liability method.  In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination.  Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful economic lives of the underlying intangible assets.

(iv)  Derivative financial instruments

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.  Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting.

US GAAP requires the Group to record all derivatives on the balance sheet at fair value.  The Group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v)  Proposed dividends

Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year’s earnings.  Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

Under US GAAP, dividends are recorded in the period in which they are approved by the shareholders.

(vi)  Employee share schemes

Under UK GAAP, the cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted.  The charge is accrued over the vesting period of the shares.

Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.  For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(vii)  Net income per share

Basic net income per ordinary share has been computed using US GAAP net income and weighted average ordinary shares.  Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes.  There would be no significant dilution of earnings if outstanding share options were exercised.

Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included herein, are, or may be deemed to be, “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act 1934, as amended.  For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco’s Annual Report on Form 20-F for the fiscal year ended 30 September 2003, filed with the Securities and Exchange Commission, on 10 February 2004.